Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of September, 2004

                                SONY CORPORATION
                (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)


         The registrant files annual reports under cover of Form 20-F.



                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            SONY CORPORATION
                                                            ----------------
                                                              (Registrant)


                                             By: /s/ Katsumi Ihara
                                                 --------------------------
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer &
                                                 Group Chief Financial Officer

                                                 Date: September 9, 2004


List of materials

Documents attached hereto:

i) A press release regarding Subsidiary forecast revision



                                                               September 8, 2004

                                                  Company name: Sony Corporation
                        Representative's title and name: Chairman Nobuyuki Idei
                           (Stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (Tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation Representative's title and name: Representative Director, President and CEO
                                                                  Senji Yamamoto
                         (Stock code: 6758-5 Tokyo Stock Exchange First Section)
                                  For inquiries: Director and CFO Sadao Takigawa

                     SONY COMMUNICATION NETWORK CORPORATION
                  ANNOUNCES REVISION OF CONSOLIDATED FORECAST
                          FOR THE CURRENT FISCAL YEAR

  Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today the following revisions to the forecast for consolidated results for the fiscal year ending March 31, 2005. The previous forecast was announced on July 28, 2004 when consolidated results for the quarter ended June 30, 2004 were released.

1. The SCN Group announces the following revisions to the forecast for the year ending March 31, 2005 (the period from April 1, 2004 to March 31, 2005).

                                                               (millions of yen)
                       Sales      Ordinary Income   Operating Income  Net Income

Prior forecast (A)     40,000           1,500              1,500           700

Revised forecast (B)   40,000           1,500              1,500         3,700

Difference (B-A)            0               0                  0        +3,000

Difference (%)              0               0                  0        +428.6

(For reference)
Prior FY results       38,166           (870)              (911)         (412)

2.       Reasons for the revised forecast:
The SCN Group's consolidated subsidiary So-net M3 Inc. (Shinagawa Ward, Tokyo; Representative Director and CEO Itaru Tanimura) plans to list on the Tokyo Stock Exchange Mothers Market on September 16, 2004. It has been decided to price the offering at 850,000 yen per share. In conjunction with the public offering, the SCN Group expects to sell 3,260 shares of So-net M3 Inc. which it holds. Based on the above offering price, the SCN Group has thus revised its forecast for consolidated results. However, the offering of any shares through an over allotment with securities companies is not reflected in this revised forecast.


For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001 Tel: (03)5448-2180 www.sony.co.jp/ir/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001 Tel: (03)3446-7210 www.so-net.ne.jp/corporation/IR/



END